Cash Advance Letter

April 26, 2010

Party A: Calendar Profits Limited
Party B: Qiang Wu

It is agreed by both parties that Party B will extend a cash advance to Party A in amount of US$50,000 for the purpose of Party A's operations. The advance will bear zero interest, and the advance is not repayable within 12 months from the date of the advance. Furthermore, the advance will become repayable when Party A generates positive operating cash flows in 2011, or Party A raises external financing greater than US$1 million.

On April 23, 2010, Party B made a cash payment to Party A's US legal counsel for the initial retainer fees in amount of US$20,000, at the request of and instruction made by Party A. This payment should be applied to the advance under this agreement, and has become a payable by Party A to Party B for the amount of US$20,000 on the date of the payment. As a result, Party B will make a cash transfer of US$30,000 to Party A upon signing of this agreement.

This letter agreement is governed by the Laws of Hong Kong, the SAR.

For and on behalf of
CALENDAR PROFITS LIMITED

Authorised Signature(s)

Qiang Wu

For and on behalf of
Calendar Profits Limited
Qiang Wu, Director